UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

File No. 812-14074

In the Matter of	)
)
Wells Fargo Bank, N.A.	)	AMENDED APPLICATION PURSUANT TO
101 North Phillips Avenue	)	SECTION 9(c) OF THE
Sioux Falls, SD 57104)		INVESTMENT COMPANY
	)	ACT OF 1940 FOR
Alternative Strategies Brokerage Services, Inc.	)	TEMPORARY AND
401 South Tryon Street	)	PERMANENT ORDERS
Charlotte, NC 28202)		EXEMPTING APPLICANTS
	)	FROM THE PROVISIONS OF
Alternative Strategies Group, Inc.	)	SECTION 9(a) OF SUCH ACT
401 South Tryon Street, TH 3)
Charlotte, NC 28202)
)
First International Advisors, LLC	)
30 Fenchurch Street	)
London, England	)
UK EC3M 3BD	)
)
Galliard Capital Management, Inc.	)
800 LaSalle Avenue, Suite 1100)
Minneapolis, MN 55402)
)
Golden Capital Management, LLC	)
5 Resource Square	)
Suite 400)
10715 David Taylor Drive	)
Charlotte, NC 28262)
)
Metropolitan West Capital Management, LLC	)
610 Newport Center Drive	)
Suite 1000)
Newport Beach, CA 92660)
)
Peregrine Capital Management, Inc.	)
800 LaSalle Avenue, Suite 1850)
Minneapolis, MN 55402)
)
Wells Capital Management Incorporated	)
525 Market Street, 10th Floor	)
San Francisco, California 94105)

)
Wells Fargo Funds Distributor, LLC	)
525 Market Street, 12th Floor	)
San Francisco, California 94105)
)
Wells Fargo Funds Management, LLC	)
525 Market Street, 12th Floor	)
San Francisco, California 94105)
)

Wells Fargo Bank, N.A. (“Wells Fargo Bank”), Alternative Strategies Brokerage Services, Inc. (“Alternative Strategies Brokerage”), Alternative Strategies Group, Inc. (“Alternative Strategies”), First International Advisors, LLC (“First International”), Galliard Capital Management, Inc. (“Galliard”), Golden Capital Management, LLC (“Golden Capital”), Metropolitan West Capital Management, LLC (“Metropolitan West”), Peregrine Capital Management, Inc. (“Peregrine”), Wells Capital Management Incorporated (“Wells Capital Management”), Wells Fargo Funds Distributor, LLC (“WF Funds Distributor”) and Wells Fargo Funds Management, LLC (“WF Funds Management”) (collectively, the “Applicants”) each respectfully submits this application (“Application”) pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (“Act”), for (i) a temporary order granting an exemption from the prohibitions imposed by Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (“Commission”) on the Application for a permanent exemption (“Temporary Order”) and (ii) a permanent order exempting the Applicants from the provisions of Section 9(a) of the Act (“Permanent Order” and together with the Temporary Order, the “Orders”) with respect to the injunction described below entered against Wells Fargo Bank.

Wells Fargo Bank is an indirect subsidiary of Wells Fargo & Company (“Wells Fargo”).  Through its direct and indirect subsidiaries, Wells Fargo, a registered financial holding company and bank holding company under the Bank Holding Company Act of 1956, as amended, offers banking, brokerage, advisory and other financial services to institutional and individual customers worldwide.

No existing company of which Wells Fargo Bank is an affiliated person (other than the Applicants) currently serves, as an investment adviser (as defined in Section 2(a)(20) of the Act) or depositor of any registered investment company or principal underwriter (as defined in Section 2(a)(29) of the Act) for any open-end registered investment company, registered unit investment trust (“UIT”) or registered face amount certificate company.  The term “Fund” as used herein refers to any registered investment company, including a UIT or registered face amount certificate company, as well as a business development company (“BDC”) and employees’ securities company (“ESC”).1   Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which Wells

1 Neither Wells Fargo Bank nor any of its affiliated persons currently serves as an investment adviser, depositor or principal underwriter for any BDC or ESC, but the Applicants request that the relief granted by the Commission pursuant to this Application apply in the event the Applicants serve in the future as an investment adviser, depositor or principal underwriter for any BDC or ESC.

Fargo Bank is an affiliated person within the meaning of Section 2(a)(3) of the Act and to any other company of which Wells Fargo Bank may become an affiliated person in the future (together with the Applicants, the “Covered Persons”).  Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

I.	BACKGROUND

A.	Applicants

Wells Fargo Bank is a national banking association wholly owned by Wells Fargo.  (Wells Fargo directly owns 37.51% of Wells Fargo Bank and indirectly owns the rest.)  On March 20, 2010, Wachovia Bank, N.A. (“Wachovia Bank”) merged with and into Wells Fargo Bank.  Effective December 1, 2011, and August 24, 2012, respectively, two separately identifiable departments within Wells Fargo Bank, Abbot Downing Investment Advisors and Wells Capital Management Singapore, each became registered as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”).  Effective December 1, 2011, Abbot Downing Investment Advisors became an investment adviser to the Fund listed in Part 7 of Annex A.  That Fund had net assets of approximately $50 million as of July 31, 2012.  Effective August 30, 2012, Wells Capital Management Singapore became an investment adviser to certain Funds listed in Part 1 of Annex B.

Alternative Strategies Brokerage is an indirect wholly-owned subsidiary of Wells Fargo and is a broker-dealer registered under the Securities Exchange Act of 1934 (“Exchange Act”).  It serves as principal underwriter to the Funds listed on Part 4 of Annex A.  These Funds had net assets of approximately $508 million as of July 31, 2012.

Alternative Strategies is an indirect wholly-owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act.  It provides investment advisory services to the Funds listed on Part 4 of Annex A.  These Funds had net assets of approximately $508 million as of July 31, 2012.

First International is an indirect wholly-owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act.  It provides investment advisory services to certain Funds listed in Part 1 of Annex B and to the Fund listed in Part 1 of Annex A.  The Fund listed in Part 1 of Annex A had net assets of approximately $229 million as of July 31, 2012.

Galliard is an indirect wholly owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act.  Galliard provides investment advisory services to certain Funds listed in Part 1 of Annex B and to the Funds listed in Part 6 of Annex A.  The Fund listed in Part 6 of Annex A had net assets of approximately $6.6 million as of July 31, 2012.

Golden Capital is an indirect majority-owned subsidiary controlled by Wells Fargo and is an investment adviser registered under the Advisers Act.  It provides investment advisory services to certain Funds listed in Part 1 of Annex B and to the Funds listed on Part 3 of Annex A.  The Funds listed in Part 3 of Annex A had net assets of approximately $58 million as of July 31, 2012.

Metropolitan West is an indirect wholly-owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act.  It provides investment advisory services to certain Funds listed in Part 1 of Annex B and to the Funds listed in Part 2 of Annex A.  The Funds listed in Part 2 of Annex A had net assets of approximately $717 million as of July 31, 2012.

Peregrine is a direct wholly owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act.  Peregrine provides investment advisory services to certain Funds listed in Part 1 of Annex B.

Wells Capital Management is an indirect wholly owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act.  It provides investment advisory services to certain Funds listed in Part 1 of Annex B and to the Funds listed in Part 5 of Annex A.  The Funds listed in Part 5 of Annex A had net assets of approximately $10.1 billion as of July 31, 2012.

WF Funds Distributor is an indirect wholly owned subsidiary of Wells Fargo and is a broker dealer registered under the Exchange Act.  It serves as principal underwriter for the Funds listed on Part 1 of Annex C.  These Funds had net assets of approximately $228 billion as of July 31, 2012.

WF Funds Management is an indirect wholly owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act.  It provides investment advisory services to the Funds listed on Part 1 of Annex B.  These had net assets of approximately $230 billion as of July 31, 2012.

B.	The Consent and Injunction

The Department of Justice (“DOJ”) engaged in settlement discussions with Wells Fargo Bank in connection with an investigation into Wells Fargo Bank’s services as a home mortgage originator in the United States.2  On July 12, 2012, the United States, acting through the DOJ, filed a complaint (“Complaint”) against Wells Fargo Bank in the United States District Court for the District of Columbia (“District Court”) in a civil action captioned United States of America v. Wells Fargo Bank, N.A.3 (“Action”).  The Complaint alleged that Wells Fargo Bank engaged in a pattern or practice of discrimination on the basis of race and national origin in violation of the Equal Credit Opportunity Act (“ECOA”) and the Fair Housing Act (“FHA”).

More specifically, the Complaint alleged that, between 2004 and 2007, Wells Fargo Bank’s business policies allowed mortgage originators discretion to place prime-qualified borrowers into subprime loans.  Further, the Complaint alleged, the compensation structure at

2 The investigation was initiated by DOJ in 2009.  Also in 2009, the Office of the Comptroller of the Currency (“OCC”) initiated a fair lending review of Wells Fargo Bank’s home mortgage product placement practices in the Baltimore-Washington metropolitan areas.  As a result of that review, OCC referred its case to DOJ.  DOJ then completed the investigation, resulting in the Consent Order and the Injunction.

3 United States v. Wells Fargo Bank, N.A., Case No. 1:12-cv-01150 (D.D.C., July 12, 2012).

Wells Fargo Bank during this time period incentivized the placement of prime-qualified borrowers in subprime loans by providing greater compensation for placing prime-qualified borrowers in subprime loans than in prime loans.  In addition, the Complaint alleged, between 2004 and 2009, Wells Fargo Bank’s policies allowed third party mortgage brokers discretion to vary the costs, fees and interest rates paid by borrowers without requiring such variances to be related to a borrower’s credit risk or objective qualifications.  Wells Fargo Bank’s policies, the Complaint alleged, caused African-American and Hispanic borrowers to be placed into subprime loans at higher rates than similarly-situated white borrowers and to pay higher costs, fees and interest rates than similarly-situated white borrowers.4

On July 12, 2012, Wells Fargo Bank executed a Consent Order, in which it denied the allegations of the Complaint other than those facts deemed necessary to the jurisdiction of the District Court.  Pursuant to that Consent Order, on September 20, 2012, the District Court entered a judgment (“Judgment”) that, among other things, enjoins Wells Fargo Bank from violating the anti-discrimination provisions of the ECOA and the FHA in connection with originating residential mortgages (the “Injunction”), requires Wells Fargo Bank to pay $125 million in compensation to borrowers who may have suffered as a result of the alleged ECOA and FHA violations and contribute at least $50 million to a homebuyer assistance program and implement other measures that are designed to ensure Wells Fargo Bank’s future adherence to fair lending practices.

II.	APPLICATION OF SECTION 9 OF THE ACT

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as a principal underwriter for any registered open-end investment company, UIT or registered face amount certificate company, if the person, by reason of any misconduct:

is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from acting as an underwriter, broker, dealer, investment adviser … or as an affiliated person, salesman, or employee of any investment company, bank, insurance company, or entity or person required to be registered under the Commodity Exchange Act, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security.

Section 9(a)(3) extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2).  The term “affiliated person” is defined in Section 2(a)(3) of the Act to mean in relevant part “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

The entry of the Judgment may result in the disqualification of Wells Fargo Bank from acting in the capacities specified in Section 9(a)(2) because Wells Fargo Bank will be

4 As stated in the Consent Order, Wells Fargo Bank has not been advised by the DOJ that any employee of Wells Fargo discriminated intentionally on the basis of race or national origin.

permanently enjoined by the District Court from engaging in or continuing certain conduct and/or practices in connection with its banking activity.5  Moreover, the entry of the Judgment may also result in the disqualification of each of the other Applicants under Section 9(a)(3) because they are, or may be considered to be, under common control with and therefore “affiliated person[s]” of Wells Fargo Bank.  Taken together, Sections 9(a)(2) and 9(a)(3) may have the effect of precluding each of the Applicants from acting as an adviser, sub-adviser or depositor to Funds, or principal underwriter for any registered open-end investment company, UIT, registered face amount company or ESC (collectively, “Fund Servicing Activities”).

Section 9(c) of the Act provides that the Commission can grant, upon application, an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption.  In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had any involvement in or have remedied the conduct that serves as the basis for disqualification under Section 9(a).6

As a result of the Judgment, which includes the Injunction, the Applicants submit this Application pursuant to Section 9(c) of the Act.  In order to ensure the eligibility of each of the Applicants and Covered Persons to continue to provide, or to provide in the future, Fund Servicing Activities, the Applicants respectfully request the Commission grant the Orders.

III.	STATEMENT IN SUPPORT OF THE APPLICATION

In support of their position that the Commission should issue the Orders, the Applicants assert the following.

A.	Limited Scope and Impact of the Alleged Misconduct

The alleged conduct giving rise to the Injunction did not in any way involve any of the Applicants acting in their capacity as investment adviser, sub-adviser, or principal underwriter for Funds.  The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”7  When Section 9 was adopted, investment companies were typically managed by relatively small partnerships.  It was not foreseeable at that time that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the

5 Applicants believe that the conduct and/or practices covered by the Injunction could be deemed to be in connection with Wells Fargo Bank’s banking activity.

6 Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

7 Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

Applicants.  Therefore, it could not have been intended that a Fund would have to be deprived of its investment manager, depositor or distributor because of alleged violations that are not related in any manner to Fund Servicing Activities.  Thus, in the absence of improper practices related to Fund Servicing Activities, Section 9(a) should not operate to bar the Applicants from servicing the Funds and their shareholders.  As a result, the conduct of the Applicants has not been such as to make it against the public interest or the protection of investors to grant this Application.

B.	Hardships on the Funds and their Shareholders

The inability of the Applicants to continue providing Fund Servicing Activities would result in potentially severe financial hardship for both the Funds and their shareholders.  If the Section 9(a) disqualifications applied to Wells Fargo Bank, First International, Metropolitan West, Golden Capital, Alternative Strategies, WF Funds Management Wells Capital Management, Peregrine and Galliard (“Adviser Applicants”), the shareholders of certain Funds would be deprived of the advisory or sub-advisory services that they expected to receive when they decided to invest in the Funds.  Such services are extensive and include responsibility for the day-to-day operations, business and affairs of the Funds and various investment management and supervisory services, such as selecting fund managers, underlying funds, and monitoring performance.  Disqualification from providing these services would disrupt investment strategies and could potentially result in large net redemptions of shares of the Funds, which in turn could both frustrate efforts to effectively manage the Funds’ assets and increase the Funds’ expense ratios to the detriment of non-redeeming shareholders.  Any effort by the directors of the Funds to find suitable replacement investment advisers and/or sub-advisers would necessarily take time, during which the Funds would lack advisory services.  Even if a new investment adviser or sub-adviser is chosen, the cost of obtaining shareholder approval for the new investment advisory or sub-advisory agreements would be substantial.  Specifically, associated with the disqualification would be costs related to: (1) identifying a suitable successor investment advisor or sub-advisor; (2) calling a special meeting of the boards of directors of the Funds; (3) preparing, printing, and mailing proxy materials to all shareholders; (4) actively soliciting shareholder proxies and tabulating those proxies; and (5) holding the shareholder meetings.  The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of certain Funds and their shareholders.

Similarly, the disqualification of Alternative Strategies Brokerage and WF Funds Distributor (“Underwriter Applicants”) from serving as principal underwriter to certain Funds would result in hardship to those Funds and their shareholders.  Not only would the Funds have to expend time and resources to find and engage substitute principal underwriters, but the substitute underwriters would not be able to replicate the selling network established by the Underwriter Applicants.  Therefore, the Section 9(a) disqualifications would be unduly and disproportionately severe on the financial interests of the Funds and their shareholders.

C.	Adverse Effects on Applicants

If the Applicants are unable to obtain the requested relief under Section 9(c) and are barred by Section 9(a) from engaging in Fund Servicing Activities, the effect on such Applicants’ businesses and employees would be severe.  The Applicants have committed substantial capital and resources to establishing expertise in advising and sub-advising the Funds and in support of their principal underwriting business.  Prohibiting the Applicants from providing Fund Servicing Activities would negatively impact their ability to offer clients a comprehensive range of financial services, and ultimately adversely affect each Applicant’s business.

Such harm to the Applicants’ businesses would also negatively impact their employees.  The Applicants collectively employ approximately 2000 employees who are involved in the provisions of advisory and underwriting services to the Funds.  Without the requested relief, Applicants would be forced to discontinue their operations and such employees would likely experience significant difficulty in obtaining alternative employment.

For the foregoing reasons, the imposition of the Section 9(a) disqualification on the Applicants would be unduly and disproportionately severe.

D.	No Connection between the Alleged Conduct and Applicants’ Fund Business

The conduct alleged in the Complaint did not involve any of the Applicants acting in their capacity as investment adviser, sub-adviser, or principal underwriter for any Funds.  The alleged conduct giving rise to the Injunction did not involve any Fund or the assets of any Fund for which an Applicant provided Fund Servicing Activities.  As no violation is alleged with respect to the services the Applicants provide to Funds, it would not be against the public interest or the protection of investors for the Commission to grant the Orders.

E.	Remedial Actions to Address the Conduct Alleged in the Complaint

As negotiated by the parties, the Judgment, among other things, imposes on Wells Fargo Bank an Injunction in connection with its activities as a residential mortgage lender.  The Judgment also requires Wells Fargo Bank to pay $125 million in compensation to borrowers who may have suffered monetary damages as a result of the conduct alleged in the Complaint to have violated the ECOA and the FHA and to contribute $50 million to a homebuyer assistance program.  In addition, among other things, Wells Fargo Bank must adhere to a comprehensive fair lending program, monitor compliance with that program, train employees to fulfill the bank’s responsibilities under that program and conduct an internal review to determine whether certain borrowers should receive cash rebates from Wells Fargo Bank as a result of having been placed into subprime loans when they qualified for prime loans.  As a result of the foregoing, the Applicants respectfully submit that they have taken sufficient remedial actions to address the conduct that served as the basis for the Injunction and that granting the exemption requested in this Application is consistent with the public interest and the protection of investors.

F.	No Involvement of Applicants’ Personnel

To the best of Applicants’ reasonable knowledge: (i) none of the Applicants’ (other than certain of Wells Fargo Bank’s) current or former directors, officers or employees had any knowledge of, or had any involvement in, the conduct alleged in the Complaint to have constituted the alleged violations that provided a basis for the Injunction; (ii) the personnel who were involved in the violations alleged in the Complaint have had no involvement in, and will not have any future involvement in, providing advisory, sub-advisory, depository or underwriting services to the Funds; and (iii) because the personnel of the Applicants involved in Fund Servicing Activities did not have any involvement in the alleged misconduct, shareholders of

Funds that received investment advisory, depository and principal underwriting services from the Applicants were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser, depositor or principal underwriter.

G.	Actions Taken with Respect to the Funds

To provide further assurance that granting the Orders would be consistent with the public interest and the protection of investors, the Applicants agree that they will, as soon as reasonably practicable, distribute written materials, including an offer to meet in person to discuss the materials, to the boards of directors (“Boards”) of the Funds for which the Applicants provide Fund Servicing Activities, including those directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act, to discuss the circumstances that led to the Injunction, any impact on the Funds, and this Application.  The Applicants also undertake to provide such Funds’ Boards with all of the information concerning the Injunction and this Application that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

H.	Applicants’ Prior Section 9(c) Orders

Certain Applicants, as well as certain of their affiliates, have previously applied for exemptive orders under Section 9(c) of the Act.  Because these previous Section 9(c) orders relate to enforcement actions brought by the Commission and the Commodity Futures Trading Commission (“CFTC”), they should have little, if any, relevance to whether this Application is granted.  Rather, this Application should be judged on its own merits.

In 2011, Applicants obtained an exemptive order under Section 9(c).8  The application was submitted in connection with an injunction obtained against Wachovia Bank.  (Wells Fargo Bank is the successor by merger to Wachovia Bank.)  In that case, the Commission alleged that certain practices of Wachovia Bank related to its bidding on and sale of municipal derivative transactions to municipalities and other issuers of tax-exempt debt violated Section 17(a) of the Securities Act of 1933.  Without admitting or denying the Commission’s allegations, Wells Fargo Bank agreed to settle the action, consenting to the imposition of an injunction, and the payment of disgorgement and a civil penalty.

In 2009, Wachovia Securities, LLC (“Wachovia Securities”) and others obtained an exemptive order under Section 9(c).9   The application was submitted because of an injunction imposed on Wachovia Securities in connection with allegations by the Commission involving the sale of auction rate securities without adequate disclosure of the risks involved in purchasing these securities.  In that case, without admitting or denying the Commission’s allegations, Wachovia Securities consented to the entry of the injunction and other penalties.

8 Wells Fargo Bank, N.A., et al., Investment Company Act Release Nos. 29881 (Dec. 9, 2011) (Notice of Application and Temporary Order) (File No. 812-13987) and 29913 (Jan. 4, 2012) (Permanent Order).

9 Wachovia Securities, LLC, et al., Investment Company Act Release Nos. 28618 (Feb. 18, 2009) (Notice of Application and Temporary Order) (File No. 812-13632) and 28648 (Mar. 17, 2009) (Permanent Order).

In 2005, Wachovia Corporation, First International (doing business as Evergreen International Advisors) and others obtained an exemptive order under Section 9(c).10   The application was submitted because of an injunction imposed on Wachovia Corporation and First Union Corporation for certain alleged violations of the reporting and proxy disclosure provisions of Sections 13(a) and 14(a) of the Exchange Act in connection with the 2001 merger between Wachovia Corporation and First Union Corporation.  In that case, without admitting or denying the Commission’s allegations, Wachovia Corporation and First International consented to the entry of the injunction and other penalties.

In 1988, Wells Fargo Bank and Wells Fargo Investment Advisors obtained an exemptive order under Section 9(c).11   The application was submitted because the CFTC filed a civil complaint in the U.S. District Court for the Central District of California alleging that “Wells Fargo Gold Market Certificates” had been offered and sold to members of the general public in violation of the CFTC rule requiring that such instruments be traded only on a CFTC-designated contract market.  Without admitting or denying the CFTC’s allegations, the relevant parties consented to be enjoined from directly or indirectly engaging in any transaction involving a commodity option in violation of any CFTC rule, regulation or order and other penalties.

I.	Applicants’ Condition

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

IV.	CONCLUSION

For the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and therefore respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission as soon as may be practicable:

1.           that, pursuant to Section 9(c) of the Act, each of the Applicants and the other Covered Persons be temporarily exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Judgment pending final determination by the

10 Wachovia Corporation, et al., Investment Company Act Release Nos. 26723 (Jan. 12, 2005) (File No. 812-13135) (Notice of Application and Temporary Order) and 26750 (Feb. 8, 2005) (Permanent Order).

11 Wells Fargo Bank, N.A. and Wells Fargo Investment Advisors, Investment Company Act Release Nos. 16311 (Mar. 11, 1988) (File No. 812-6958) (Notice of Application and Temporary Order) and 16355 (Apr. 7, 1988) (Permanent Order).

Commission of the Application for an order permanently exempting the Applicants and the other Covered Persons from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Judgment; and

2.          that, pursuant to Section 9(c) of the Act, each of the Applicants and the other Covered Persons be permanently exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Judgment.

V.	AUTHORIZATION

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Douglas R. Edwards
Assistant General Counsel
Wells Fargo & Co.
MAC D1053-300
301 South College Street
Charlotte, NC   28202-6000

with a copy to:

Michael J. Missal
Stacy L. Fuller
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006

The Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable.  Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.  The authorizations required by Rule 0-2(c)(1) under the Act are included in Exhibits A-1 through A-11 and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

The Applicant named below has caused this Application to be duly signed on its behalf on the 31st day of August, 2012.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS FARGO BANK, N.A.

By:  /s/ Charles S. Neal
Name:  Charles S. Neal
Title:  Vice President

The Applicant named below has caused this Application to be duly signed on its behalf on the 31st day of August, 2012.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

ALTERNATIVE STRATEGIES BROKERAGE
SERVICES, INC.

By:  /s/ Adam Taback
Name:  Adam Taback
Title:  President

The Applicant named below has caused this Application to be duly signed on its behalf on the 31st day of August, 2012.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

ALTERNATIVE STRATEGIES GROUP, INC.

By:  /s/ Adam Taback
Name:  Adam Taback
Title:  President

The Applicant named below has caused this Application to be duly signed on its behalf on the 31st day of August, 2012.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-4 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

FIRST INTERNATIONAL ADVISORS, LLC

By:  /s/ Peter M. Wilson
Name:  Peter M. Wilson
Title:  Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 31st day of August, 2012.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-5 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

GALLIARD CAPITAL MANAGEMENT, INC.

By:  /s/ Michael J. Hogan
Name:  Michael J. Hogan
Title:  Chairman and President

 The Applicant named below has caused this Application to be duly signed on its behalf on the 31st day of August, 2012.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-6 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

GOLDEN CAPITAL MANAGEMENT, LLC

By:  /s/ Greg W. Golden
Name:  Greg W. Golden
Title:  President

The Applicant named below has caused this Application to be duly signed on its behalf on the 31st day of August, 2012.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-7 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

METROPOLITAN WEST CAPITAL MANAGEMENT, LLC

By:  /s/ Sandra L. Incontro
Name:  Sandra L. Incontro
Title:  President

The Applicant named below has caused this Application to be duly signed on its behalf on the 31st day of August, 2012.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-8 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

PEREGRINE CAPITAL MANAGEMENT, INC.

By:  /s/ David Lunt
Name:  David Lunt
Title:  Chief Executive Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 31st day of August, 2012.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-9 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS CAPITAL MANAGEMENT INCORPORATED

By:  /s/ Robert W. Bissell
Name:  Robert W. Bissell
Title:  President

The Applicant named below has caused this Application to be duly signed on its behalf on the 31st day of August, 2012.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-10 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS FARGO FUNDS DISTRIBUTOR, LLC

By:  /s/ Wayne Badorf
Name:  Wayne Badorf
Title:  President

The Applicant named below has caused this Application to be duly signed on its behalf on the 31st day of August, 2012.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-11 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS FARGO FUNDS MANAGEMENT, LLC

By:  /s/ Karla M. Rabusch
Name:  Karla M. Rabusch
Title:  President

Exhibit A-1

I, Teresa P. Loftin, an Assistant Secretary of Wells Fargo Bank, National Association, a national banking association (the “Bank”), hereby certify as follows:

1.  The following is a true and correct extract from resolutions duly adopted by the Board of Directors of the Bank on November 25, 2003, as amended, and no modification, amendment, rescission or revocation of such resolutions has occurred affecting such extract as of the date of this certificate.

RESOLVED, that agreements, instruments, or other documents, including amendments and modifications thereto, relating to or affecting the property or business and affairs of the Bank, whether acting for its own account or in a fiduciary or other representative capacity, may be executed in its name by the persons hereinafter authorized;

FURTHER RESOLVED, that for the purposes of these resolutions, “Executive Officer” shall mean any person specifically designated as an Executive Officer of the Bank by resolution of the Board of Directors, and “Signing Officer” shall mean the Chairman of the Board, the President, any Senior Executive Vice President, any Executive Vice President, any Senior Vice President, the Treasurer, any Vice President, any Assistant Vice President, any person whose title includes the word “Officer” (e.g., Commercial Banking Officer, Personal Banking Officer, Trust Officer), or any other person whose title has been or is hereafter designated by the Board of Directors as a title for an officer of the Bank, and such officers are hereby authorized to sign agreements, instruments and other documents on behalf of the Bank in accordance with the signing authorities conferred in Parts A, B and C of these resolutions;

* * *

  B.  Vice Presidents and Above

FURTHER RESOLVED, that the Chairman, the President, any Senior Executive Vice President, any Executive Vice President, any Senior Vice President and any Vice President, acting alone, may execute on behalf of the Bank:

1.
Deeds, leases, assignments, bills of sale, purchase agreements and other instruments of conveyance to purchase, sell, lease or sublease to or from a third party real property, or any interest therein, for the Bank's own account; provided, however, that such agreements, instruments and other documents may also be signed as hereinafter provided with respect to real property acquired by the Bank in connection with collateral for a loan.

2.
Bonds of indemnity and powers of attorney; provided, however, that proxies to vote stock in a corporation or to vote other interests in other legal entities and stock and bond powers may also be signed as hereinafter provided.

C.  Signing Officers

FURTHER RESOLVED, that any Signing Officer, acting alone, may execute on behalf of the Bank, whether acting for its own account or in a fiduciary or other representative capacity:

* * *

16.	Tax returns and all reports, applications and other filings made with any federal, state or local governmental department, agency, body or official.

17.	Pleadings, petitions, accounts, and other documents to be filed in any court, administrative or other proceeding, including verifications thereof.

* * *

2.  On the date hereof, the following named person is duly appointed, qualified and is an acting officer of the Bank, that their correct title appears beside their name, and that on said date they are duly authorized to act on behalf of the Bank as set forth in the foregoing resolutions:

Charles S. Neal                                Vice President

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the seal of the Bank this 24th day of August, 2012.

/s/ Teresa P. Loftin Teresa P. Loftin Assistant Secretary Wells Fargo Bank, National Association
[Seal]

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being duly elected Chief Compliance Officer of Alternative Strategies Brokerage Services, Inc. (“Alternative Strategies Brokerage”) does hereby certify that this Application is signed by Adam Taback, President of Alternative Strategies Brokerage, pursuant to the general authority vested in him as such under Alternative Strategies Brokerage’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 31st day of August, 2012.

ALTERNATIVE STRATEGIES BROKERAGE
SERVICES, INC.

By:  /s/ Sheelpa Brown Patel
Name:  Sheelpa Brown Patel
Title:  Chief Compliance Officer

Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, being duly elected Secretary of Alternative Strategies Group, Inc. (“Alternative Strategies”) does hereby certify that this Application is signed by Adam Taback, President of Alternative Strategies, pursuant to the general authority vested in him as such under Alternative Strategies’ by-laws.

IN WITNESS WHEREOF, I have set my hand this 31st day of August, 2012.

ALTERNATIVE STRATEGIES GROUP, INC.

By:  /s/ Britta P. Patterson
Name:  Britta P. Patterson
Title:  Secretary

Exhibit A-4

Authorization

Officer’s Certificate

The undersigned, being duly elected Chief Compliance Officer of First International Advisors, LLC (“First International”) does hereby certify that this Application is signed by Peter M. Wilson, a Director of First International, pursuant to the general authority vested in him as such under Section 7.3 of First International’s operating agreement.

IN WITNESS WHEREOF, I have set my hand this 31st day of August, 2012.

FIRST INTERNATIONAL ADVISORS, LLC

By:  /s/ Mandip Sohal
Name:  Mandip Sohal
Title:  Chief Compliance Officer

Exhibit A-5

Authorization

Officer’s Certificate

The undersigned, being duly elected Chief Compliance Officer of Galliard Capital Management, Inc. (“Galliard”), does hereby certify that this Application is signed by Michael J. Hogan, Chairman and President of Galliard, pursuant to the general authority vested in him as such under Galliard’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 31st day of August, 2012.

GALLIARD CAPITAL MANAGEMENT, INC.

By:  /s/ David H. Lui
Name:  David H. Lui
Title:  Chief Compliance Officer

Exhibit A-6

Authorization

Officer’s Certificate

The undersigned, being duly elected Chief Compliance Officer of Golden Capital Management, LLC (“Golden Capital”) does hereby certify that this Application is signed by Greg W. Golden, President of GCM Partners, Inc., the Managing Member of Golden Capital, pursuant to specific authority granted to him by action of the Board of Directors of GCM Partners, Inc., the Managing Member of Golden Capital.

IN WITNESS WHEREOF, I have set my hand this 31st day of August, 2012.

GOLDEN CAPITAL MANAGEMENT, LLC

By:  /s/ Robert B. Carroll
Name:  Robert B. Carroll
Title:  Chief Compliance Officer

Exhibit A-7

Authorization

Officer’s Certificate

The undersigned, being duly elected Chief Executive Officer of Metropolitan West Capital Management, LLC (“Metropolitan West”) does hereby certify that this Application is signed by Sandra L. Incontro, President of Metropolitan West, pursuant to the general authority vested in her as such under Article IV, Section 4.1, of Metropolitan West’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 31st day of August, 2012.

METROPOLITAN WEST CAPITAL MANAGEMENT,
LLC

By:  /s/ Gary Lisenbee
Name:  Gary Lisenbee
Title:  Chief Executive Officer

Exhibit A-8

Authorization

Officer’s Certificate

The undersigned, being duly elected Chief Compliance Officer of Peregrine Capital Management, Inc. (“Peregrine”), does hereby certify that this Application is signed by David Lunt, Chief Executive Officer of Peregrine, pursuant to the general authority vested in him as such under Peregrine’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 31st day of August, 2012.

PEREGRINE CAPITAL MANAGEMENT, INC.

By:  /s/ Christine M. Mullady
Name:  Christine M. Mullady
Title:  Chief Compliance Officer

Exhibit A-9

Authorization

Officer’s Certificate

The undersigned, being duly elected Secretary of Wells Capital Management Incorporated (“WCM”), does hereby certify that this Application is signed by Robert W. Bissell, President of WCM, pursuant to the general authority vested in him as such under WCM’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 31st day of August, 2012.

WELLS CAPITAL MANAGEMENT INCORPORATED

By:  /s/ Mai Shiver
Name:  Mai Shiver
Title:  Secretary

 Exhibit A-10

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President of Wells Fargo Funds Distributor, LLC (“WFFD”), does hereby certify that this Application is signed by Wayne Badorf, President of WFFD, pursuant to the general authority vested in him as such under WFFD’s limited liability company agreement.

IN WITNESS WHEREOF, I have set my hand this 31st day of August, 2012.

WELLS FARGO FUNDS DISTRIBUTOR, LLC

By:  /s/ Carolyn Wilary
Name:  Carolyn Wilary
Title:  Vice President

Exhibit A-11

Authorization

Officer’s Certificate

The undersigned, being duly elected Senior Vice President and Secretary of Wells Fargo Funds Management, LLC (“WFFM”), does hereby certify that this Application is signed by Karla M. Rabusch, President of WFFM, pursuant to the general authority vested in her as such under WFFM’s limited liability company agreement.

IN WITNESS WHEREOF, I have set my hand this 31st day of August, 2012.

WELLS FARGO FUNDS MANAGEMENT, LLC

By:  /s/ C. David Messman
Name:  C. David Messman
Title:  Senior Vice President and Secretary

Annex A

Part 1

Fund not sponsored by Wells Fargo for which First International Advisors, LLC provides investment advisory services

1.	EQ ADVISORS TRUST

1)      EQ/Global Bond PLUS Portfolio

Part 2

Funds not sponsored by Wells Fargo for which Metropolitan West Capital Management, LLC provides investment advisory services

1.	LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

1)      LVIP Wells Fargo Intrinsic Value Fund

2.	PACE SELECT ADVISORS TRUST

1)	PACE Small/Medium Co Value Equity Investments

3.	RIVERSOURCE MANAGERS SERIES, INC.

1)	Columbia Multi-Adviser Small Cap Value Fund

4.	VALIC COMPANY II

1)	VALIC Small Cap Value Fund

Part 3

Funds not sponsored by Wells Fargo for which Golden Capital Management, LLC provides investment advisory services

1.	FORUM FUNDS

1)      Golden Large Cap Core Fund
2)      Golden Small Cap Core Fund

Annex A
(cont’d)

Part 4

Funds for which Alternative Strategies Group, Inc. provides investment advisory services and for which Alternative Strategies Brokerage Services, Inc. serves as principal underwriter

1)           ASGI Aurora Opportunities Fund, LLC
2)           ASGI Corbin Multi-Strategy Fund, LLC
3)           ASGI Agility Income Fund, LLC
4)           ASGI Mesirow Insight Fund I, LLC

Part 5

Funds not sponsored by Wells Fargo for which Wells Capital Management Incorporated provides investment advisory services

1.	COLUMBIA FUNDS VARIABLE SERIES TRUST II
1)      RiverSource Variable Portfolio – Partners Small Capt Growth Fund
2)      RiverSource Variable Portfolio – Wells Fargo Short Duration Government Bond Fund

2.	Consulting Group Capital Markets Funds
1)      Large Capitalization Growth Investments Fund

3.	EQ ADVISERS TRUST
1)      Wells Fargo Omega Growth Portfolio

4.	JOHN HANCOCK FUNDS II
1)      Core Bond Fund
2)      U.S. High Yield Bond Fund

5.	JOHN HANCOCK TRUST
1)      Core Bond Trust

6.	MASTERS’ SELECT FUNDS TRUST
1)      The Masters’ Select Equity Fund
2)      The Masters’ Select Smaller Companies Fund

7.	NATIONWIDE VARIABLE INSURANCE TRUST
1)      NVIT Multi-Manager Mid Cap Growth Fund

8.	PENN SERIES FUNDS, INC.
1)      Large Core Growth Fund
2)      SMID Cap Growth Fund

10.	SEI INSTITUTIONAL INVESTMENTS TRUST
1)      Core Fixed Income Fund

11.	SEI INSTITUTIONAL MANAGED TRUST

Annex A
(cont’d)

1)      US Fixed Income Fund
2)      Core Fixed Income Fund

12.	SEI TAX EXEMPT TRUST
1)      Short Duration Municipal Fund

13.	SUNAMERICA SERIES TRUST
1)      Fundamental Growth Portfolio
2)      Aggressive Growth Portfolio

13.	The Thirty-Eight Hundred Fund, LLC (Wells Fargo owns all of the equity issued by this fund)

14.	VALIC COMPANY I
1)      VALIC Small Cap Special Values Fund
2)      VALIC Small Cap Growth Fund

Part 6

Fund not sponsored by Wells Fargo for which Galliard Capital Management, Inc. provides investment advisory services

1.	LOCORR INVESTMENT TRUST
1)      LoCorr Long/Short Commodities Strategy Fund

Part 7

Fund not sponsored by Wells Fargo for which Wells Fargo Bank provides investment advisory services

1.	THE ADVISORS INNER CIRCLE FUND II
1)      Clear River Fund

Annex B

Part 1

Funds for which Wells Fargo Funds Management, LLC provides investment advisory services

1. WELLS FARGO FUNDS TRUST (105 Series)
1)	Wells Fargo Advantage 100% Treasury Money Market Fund (a)
2)	Wells Fargo Advantage Absolute Return Fund
3)	Wells Fargo Advantage Adjustable Rate Government Fund (a)
4)	Wells Fargo Advantage Asia Pacific Fund (a)(g)
5)	Wells Fargo Advantage Asset Allocation Fund
6)	Wells Fargo Advantage C&B Large Cap Value Fund
7)	Wells Fargo Advantage C&B Mid Cap Value Fund
8)	Wells Fargo Advantage California Limited-Term Tax-Free Fund (a)
9)	Wells Fargo Advantage California Tax-Free Fund (a)
10)	Wells Fargo Advantage California Municipal Money Market Fund (a)
11)	Wells Fargo Advantage Capital Growth Fund (a)
12)	Wells Fargo Advantage Cash Investment Money Market Fund (a)
13)	Wells Fargo Advantage Colorado Tax-Free Fund (a)
14)	Wells Fargo Advantage Common Stock Fund (a)
15)	Wells Fargo Advantage Conservative Allocation Fund (a)
16)	Wells Fargo Advantage Disciplined U.S. Core (f)
17)	Wells Fargo Advantage Discovery Fund (a)
18)	Wells Fargo Advantage Diversified Capital Builder Fund (a)
19)	Wells Fargo Advantage Diversified Equity Fund
20)	Wells Fargo Advantage Diversified Income Builder Fund (a)
21)	Wells Fargo Advantage Diversified International Fund (a)
22)	Wells Fargo Advantage Diversified Small Cap Fund
23)	Wells Fargo Advantage Dow Jones Target 2010 Fund
24)	Wells Fargo Advantage Dow Jones Target 2015 Fund
25)	Wells Fargo Advantage Dow Jones Target 2020 Fund
26)	Wells Fargo Advantage Dow Jones Target 2025 Fund
27)	Wells Fargo Advantage Dow Jones Target 2030 Fund
28)	Wells Fargo Advantage Dow Jones Target 2035 Fund
29)	Wells Fargo Advantage Dow Jones Target 2040 Fund
30)	Wells Fargo Advantage Dow Jones Target 2045 Fund
31)	Wells Fargo Advantage Dow Jones Target 2050 Fund
32)	Wells Fargo Advantage Dow Jones Target 2055 Fund
33)	Wells Fargo Advantage Dow Jones Target Today Fund
34)	Wells Fargo Advantage Emerging Growth Fund (a)
35)	Wells Fargo Advantage Emerging Markets Equity Fund (a)

Key =
(a) Fund is sub-advised by Wells Capital Management Incorporated
(b) Fund is sub-advised by Peregrine Capital Management, Inc.
(c) Fund is sub-advised by Galliard Capital Management, Inc.
(d) Fund is sub-advised by First International Advisors, LLC
(e) Fund is sub-advised by Metropolitan West Capital Management, LLC
(f) Fund is sub-advised by Golden Capital Management, LLC
(g) Fund is sub-advised by Wells Capital Management Singapore

Annex B
(cont’d)

36)	Wells Fargo Advantage Emerging Markets Equity Income Fund (a)(g)
37)	Wells Fargo Advantage Emerging Markets Local Bond Fund (d)
38)	Wells Fargo Advantage Endeavor Select Fund (a)
39)	Wells Fargo Advantage Enterprise Fund (a)
40)	Wells Fargo Advantage Equity Value Fund
41)	Wells Fargo Advantage Global Opportunities Fund (a)
42)	Wells Fargo Advantage Government Money Market Fund (a)
43)	Wells Fargo Advantage Government Securities Fund (a)
44)	Wells Fargo Advantage Growth Balanced Fund (a)
45)	Wells Fargo Advantage Growth Fund (a)
46)	Wells Fargo Advantage Heritage Money Market Fund (a)
47)	Wells Fargo Advantage High Income Fund (a)
48)	Wells Fargo Advantage High Yield Bond Fund (a)
49)	Wells Fargo Advantage Income Plus Fund (a)
50)	Wells Fargo Advantage Index Asset Allocation Fund (a)
51)	Wells Fargo Advantage Index Fund (f)
52)	Wells Fargo Advantage Inflation-Protected Bond Fund (a)
53)	Wells Fargo Advantage Intermediate Tax/AMT-Free Fund (a)
54)	Wells Fargo Advantage International Bond Fund (d)
55)	Wells Fargo Advantage International Equity Fund (a)
56)	Wells Fargo Advantage International Value Fund
57)	Wells Fargo Advantage Intrinsic Small Cap Value Fund (e)
58)	Wells Fargo Advantage Intrinsic Value Fund (e)
59)	Wells Fargo Advantage Intrinsic World Equity Fund (e)
60)	Wells Fargo Advantage Large Cap Core Fund (f)
61)	Wells Fargo Advantage Large Cap Growth Fund (a)
62)	Wells Fargo Advantage Large Company Value Fund
63)	Wells Fargo Advantage Minnesota Tax-Free Fund (a)
64)	Wells Fargo Advantage Moderate Balanced Fund (a)
65)	Wells Fargo Advantage Money Market Fund (a)
66)	Wells Fargo Advantage Municipal Bond Fund (a)
67)	Wells Fargo Advantage Municipal Cash Management Money Market Fund (a)
68)	Wells Fargo Advantage Municipal Money Market Fund
69)	Wells Fargo Advantage National Tax-Free Money Market Fund (a)
70)	Wells Fargo Advantage North Carolina Tax-Free Fund (a)
71)	Wells Fargo Advantage Opportunity Fund (a)
72)	Wells Fargo Advantage Omega Growth Fund (a)
73)	Wells Fargo Advantage Pennsylvania Tax-Free Fund (a)
74)	Wells Fargo Advantage Precious Metals Fund (a)
75)	Wells Fargo Advantage Premier Large Company Growth Fund (a)
76)	Wells Fargo Advantage Prime Investment Money Market Fund (a)

Key =
(a) Fund is sub-advised by Wells Capital Management Incorporated
(b) Fund is sub-advised by Peregrine Capital Management, Inc.
(c) Fund is sub-advised by Galliard Capital Management, Inc.
(d) Fund is sub-advised by First International Advisors, LLC
(e) Fund is sub-advised by Metropolitan West Capital Management, LLC
(f) Fund is sub-advised by Golden Capital Management, LLC
(g) Fund is sub-advised by Wells Capital Management Singapore

Annex B
(cont’d)

77)	Wells Fargo Advantage Short Duration Government Bond Fund (a)
78)	Wells Fargo Advantage Short-Term Bond Fund (a)
79)	Wells Fargo Advantage Short-Term High Yield Bond Fund (a)
80)	Wells Fargo Advantage Short-Term Municipal Bond Fund (a)
81)	Wells Fargo Advantage Small/Mid Cap Core Fund (f)
82)	Wells Fargo Advantage Small Cap Opportunities Fund
83)	Wells Fargo Advantage Small Cap Value Fund (a)
84)	Wells Fargo Advantage Small Company Growth Fund (b)
85)	Wells Fargo Advantage Small Company Value Fund (b)
86)	Wells Fargo Advantage Small/Mid Cap Value Fund (a)
87)	Wells Fargo Advantage Special Mid Cap Value Fund (a)
88)	Wells Fargo Advantage Special Small Cap Value Fund (a)
89)	Wells Fargo Advantage Specialized Technology Fund
90)	Wells Fargo Advantage Strategic Municipal Bond Fund (a)
91)	Wells Fargo Advantage Traditional Small Cap Growth Fund (a)
92)	Wells Fargo Advantage Total Return Bond Fund (a)
93)	Wells Fargo Advantage Treasury Plus Money Market Fund (a)
94)	Wells Fargo Advantage Ultra Short-Term Income Fund (a)
95)	Wells Fargo Advantage Ultra Short-Term Municipal Income Fund (a)
96)	Wells Fargo Advantage Utility and Telecommunications Fund
97)	Wells Fargo Advantage WealthBuilder Conservative Allocation Portfolio (a)
98)	Wells Fargo Advantage WealthBuilder Equity Portfolio (a)
99)	Wells Fargo Advantage WealthBuilder Growth Allocation Portfolio (a)
100)	Wells Fargo Advantage WealthBuilder Growth Balanced Portfolio (a)
101)	Wells Fargo Advantage WealthBuilder Moderate Balanced Portfolio (a)
102)	Wells Fargo Advantage WealthBuilder Tactical Equity Portfolio (a)
103)	Wells Fargo Advantage Wisconsin Tax-Free Fund (a)
104)	Wells Fargo Managed Account CoreBuilder SharesSM – Series G (a)
105)	Wells Fargo Managed Account CoreBuilder SharesSM – Series M (a)

2. WELLS FARGO VARIABLE TRUST (9 Series)
106)	Wells Fargo Advantage VT Discovery Fund (a)
107)	Wells Fargo Advantage VT Index Asset Allocation Fund (a)
108)	Wells Fargo Advantage VT International Equity Fund (a)
109)	Wells Fargo Advantage VT Intrinsic Value Fund (e)
110)	Wells Fargo Advantage VT Omega Growth Fund (a)
111)	Wells Fargo Advantage VT Opportunity Fund (a)
112)	Wells Fargo Advantage VT Small Cap Growth Fund (a)
113)	Wells Fargo Advantage VT Small Cap Value Fund (a)
114)	Wells Fargo Advantage VT Total Return Bond Fund (a)

Key =
(a) Fund is sub-advised by Wells Capital Management Incorporated
(b) Fund is sub-advised by Peregrine Capital Management, Inc.
(c) Fund is sub-advised by Galliard Capital Management, Inc.
(d) Fund is sub-advised by First International Advisors, LLC
(e) Fund is sub-advised by Metropolitan West Capital Management, LLC
(f) Fund is sub-advised by Golden Capital Management, LLC
(g) Fund is sub-advised by Wells Capital Management Singapore

Annex B
(cont’d)

3. WELLS FARGO MASTER TRUST (20 Series)
115)	Wells Fargo Advantage C&B Large Cap Value Portfolio
116)	Wells Fargo Advantage Diversified Fixed Income Portfolio
117)	Wells Fargo Advantage Diversified Large Cap Growth Portfolio (a)
118)	Wells Fargo Advantage Diversified Stock Portfolio
119)	Wells Fargo Advantage Emerging Growth Portfolio (a)
120)	Wells Fargo Advantage Equity Value Portfolio
121)	Wells Fargo Advantage Index Portfolio (f)
122)	Wells Fargo Advantage Inflation-Protected Bond Portfolio (a)
123)	Wells Fargo Advantage International Equity Portfolio (a)
124)	Wells Fargo Advantage International Growth Portfolio
125)	Wells Fargo Advantage International Index Portfolio
126)	Wells Fargo Advantage International Value Portfolio
127)	Wells Fargo Advantage Large Company Value Portfolio
128)	Wells Fargo Advantage Managed Fixed Income Portfolio (c)
129)	Wells Fargo Advantage Short-Term Investment Portfolio (a)
130)	Wells Fargo Advantage Small Cap Value Portfolio (a)
131)	Wells Fargo Advantage Small Company Growth Portfolio (b)
132)	Wells Fargo Advantage Small Company Value Portfolio (b)
133)	Wells Fargo Advantage Stable Income Portfolio (c)
134)	Wells Fargo Advantage Total Return Bond Portfolio (a)

4. WELLS FARGO ADVANTAGE INCOME OPPORTUNITIES FUND (a)

5. WELLS FARGO ADVANTAGE MULTI-SECTOR INCOME FUND (a)

6. WELLS FARGO ADVANTAGE UTILTIES AND HIGH INCOME FUND (a)

7. WELLS FARGO ADVANTAGE GLOBAL DIVIDEND OPPORTUNITY FUND (a)

Key =
(a) Fund is sub-advised by Wells Capital Management Incorporated
(b) Fund is sub-advised by Peregrine Capital Management, Inc.
(c) Fund is sub-advised by Galliard Capital Management, Inc.
(d) Fund is sub-advised by First International Advisors, LLC
(e) Fund is sub-advised by Metropolitan West Capital Management, LLC
(f) Fund is sub-advised by Golden Capital Management, LLC
(g) Fund is sub-advised by Wells Capital Management Singapore

Annex C

Part 1

Funds for which Wells Fargo Funds Distributor, LLC serves as principal underwriter

1. WELLS FARGO FUNDS TRUST (105 Series)
1)	Wells Fargo Advantage 100% Treasury Money Market Fund
2)	Wells Fargo Advantage Absolute Return Fund
3)	Wells Fargo Advantage Adjustable Rate Government Fund
4)	Wells Fargo Advantage Asia Pacific Fund
5)	Wells Fargo Advantage Asset Allocation Fund
6)	Wells Fargo Advantage C&B Large Cap Value Fund
7)	Wells Fargo Advantage C&B Mid Cap Value Fund
8)	Wells Fargo Advantage California Limited-Term Tax-Free Fund
9)	Wells Fargo Advantage California Tax-Free Fund
10)	Wells Fargo Advantage California Municipal Money Market Fund
11)	Wells Fargo Advantage Capital Growth Fund
12)	Wells Fargo Advantage Cash Investment Money Market Fund
13)	Wells Fargo Advantage Colorado Tax-Free Fund
14)	Wells Fargo Advantage Common Stock Fund
15)	Wells Fargo Advantage Conservative Allocation Fund
16)	Wells Fargo Advantage Disciplined U.S. Core
17)	Wells Fargo Advantage Discovery Fund
18)	Wells Fargo Advantage Diversified Capital Builder Fund
19)	Wells Fargo Advantage Diversified Equity Fund
20)	Wells Fargo Advantage Diversified Income Builder Fund
21)	Wells Fargo Advantage Diversified International Fund
22)	Wells Fargo Advantage Diversified Small Cap Fund
23)	Wells Fargo Advantage Dow Jones Target 2010 Fund
24)	Wells Fargo Advantage Dow Jones Target 2015 Fund
25)	Wells Fargo Advantage Dow Jones Target 2020 Fund
26)	Wells Fargo Advantage Dow Jones Target 2025 Fund
27)	Wells Fargo Advantage Dow Jones Target 2030 Fund
28)	Wells Fargo Advantage Dow Jones Target 2035 Fund
29)	Wells Fargo Advantage Dow Jones Target 2040 Fund
30)	Wells Fargo Advantage Dow Jones Target 2045 Fund
31)	Wells Fargo Advantage Dow Jones Target 2050 Fund
32)	Wells Fargo Advantage Dow Jones Target 2055 Fund
33)	Wells Fargo Advantage Dow Jones Target Today Fund
34)	Wells Fargo Advantage Emerging Growth Fund
35)	Wells Fargo Advantage Emerging Markets Equity Fund
36)	Wells Fargo Advantage Emerging Markets Equity Income Fund
37)	Wells Fargo Advantage Emerging Markets Local Bond Fund
38)	Wells Fargo Advantage Endeavor Select Fund
39)	Wells Fargo Advantage Enterprise Fund
40)	Wells Fargo Advantage Equity Value Fund
41)	Wells Fargo Advantage Global Opportunities Fund

Annex C
(cont’d)

42)	Wells Fargo Advantage Government Money Market Fund
43)	Wells Fargo Advantage Government Securities Fund
44)	Wells Fargo Advantage Growth Balanced Fund
45)	Wells Fargo Advantage Growth Fund
46)	Wells Fargo Advantage Heritage Money Market Fund
47)	Wells Fargo Advantage High Income Fund
48)	Wells Fargo Advantage High Yield Bond Fund
49)	Wells Fargo Advantage Income Plus Fund
50)	Wells Fargo Advantage Index Asset Allocation Fund
51)	Wells Fargo Advantage Index Fund
52)	Wells Fargo Advantage Inflation-Protected Bond Fund
53)	Wells Fargo Advantage Intermediate Tax/AMT-Free Fund
54)	Wells Fargo Advantage International Bond Fund
55)	Wells Fargo Advantage International Equity Fund
56)	Wells Fargo Advantage International Value Fund
57)	Wells Fargo Advantage Intrinsic Small Cap Value Fund
58)	Wells Fargo Advantage Intrinsic Value Fund
59)	Wells Fargo Advantage Intrinsic World Equity Fund
60)	Wells Fargo Advantage Large Cap Core Fund
61)	Wells Fargo Advantage Large Cap Growth Fund
62)	Wells Fargo Advantage Large Company Value Fund
63)	Wells Fargo Advantage Minnesota Tax-Free Fund
64)	Wells Fargo Advantage Moderate Balanced Fund
65)	Wells Fargo Advantage Money Market Fund
66)	Wells Fargo Advantage Municipal Bond Fund
67)	Wells Fargo Advantage Municipal Cash Management Money Market Fund
68)	Wells Fargo Advantage Municipal Money Market Fund
69)	Wells Fargo Advantage National Tax-Free Money Market Fund
70)	Wells Fargo Advantage North Carolina Tax-Free Fund
71)	Wells Fargo Advantage Opportunity Fund
72)	Wells Fargo Advantage Omega Growth Fund
73)	Wells Fargo Advantage Pennsylvania Tax-Free Fund
74)	Wells Fargo Advantage Precious Metals Fund
75)	Wells Fargo Advantage Premier Large Company Growth Fund
76)	Wells Fargo Advantage Prime Investment Money Market Fund
77)	Wells Fargo Advantage Short Duration Government Bond Fund
78)	Wells Fargo Advantage Short-Term Bond Fund
79)	Wells Fargo Advantage Short-Term High Yield Bond Fund
80)	Wells Fargo Advantage Short-Term Municipal Bond Fund
81)	Wells Fargo Advantage Small/Mid Cap Core Fund
82)	Wells Fargo Advantage Small Cap Opportunities Fund
83)	Wells Fargo Advantage Small Cap Value Fund
84)	Wells Fargo Advantage Small Company Growth Fund
85)	Wells Fargo Advantage Small Company Value Fund
86)	Wells Fargo Advantage Small/Mid Cap Value Fund
87)	Wells Fargo Advantage Special Mid Cap Value Fund

Annex C
(cont’d)

88)	Wells Fargo Advantage Special Small Cap Value Fund
89)	Wells Fargo Advantage Specialized Technology Fund
90)	Wells Fargo Advantage Strategic Municipal Bond Fund
91)	Wells Fargo Advantage Traditional Small Cap Growth Fund
92)	Wells Fargo Advantage Total Return Bond Fund
93)	Wells Fargo Advantage Treasury Plus Money Market Fund
94)	Wells Fargo Advantage Ultra Short-Term Income Fund
95)	Wells Fargo Advantage Ultra Short-Term Municipal Income Fund
96)	Wells Fargo Advantage Utility and Telecommunications Fund
97)	Wells Fargo Advantage WealthBuilder Conservative Allocation Portfolio
98)	Wells Fargo Advantage WealthBuilder Equity Portfolio
99)	Wells Fargo Advantage WealthBuilder Growth Allocation Portfolio
100)	Wells Fargo Advantage WealthBuilder Growth Balanced Portfolio
101)	Wells Fargo Advantage WealthBuilder Moderate Balanced Portfolio
102)	Wells Fargo Advantage WealthBuilder Tactical Equity Portfolio
103)	Wells Fargo Advantage Wisconsin Tax-Free Fund
104)	Wells Fargo Managed Account CoreBuilder SharesSM – Series G
105)	Wells Fargo Managed Account CoreBuilder SharesSM – Series M

2. WELLS FARGO VARIABLE TRUST (9 Series)
106)	Wells Fargo Advantage VT Discovery Fund
107)	Wells Fargo Advantage VT Index Asset Allocation Fund
108)	Wells Fargo Advantage VT International Equity Fund
109)	Wells Fargo Advantage VT Intrinsic Value Fund
110)	Wells Fargo Advantage VT Omega Growth Fund
111)	Wells Fargo Advantage VT Opportunity Fund
112)	Wells Fargo Advantage VT Small Cap Growth Fund
113)	Wells Fargo Advantage VT Small Cap Value Fund
114)	Wells Fargo Advantage VT Total Return Bond Fund

3. WELLS FARGO MASTER TRUST (20 Series)
115)	Wells Fargo Advantage C&B Large Cap Value Portfolio
116)	Wells Fargo Advantage Diversified Fixed Income Portfolio
117)	Wells Fargo Advantage Diversified Large Cap Growth Portfolio
118)	Wells Fargo Advantage Diversified Stock Portfolio
119)	Wells Fargo Advantage Emerging Growth Portfolio
120)	Wells Fargo Advantage Equity Value Portfolio
121)	Wells Fargo Advantage Index Portfolio
122)	Wells Fargo Advantage Inflation-Protected Bond Portfolio
123)	Wells Fargo Advantage International Equity Portfolio
124)	Wells Fargo Advantage International Growth Portfolio
125)	Wells Fargo Advantage International Index Portfolio
126)	Wells Fargo Advantage International Value Portfolio
127)	Wells Fargo Advantage Large Company Value Portfolio
128)	Wells Fargo Advantage Managed Fixed Income Portfolio
129)	Wells Fargo Advantage Short-Term Investment Portfolio

Annex C
(cont’d)

130)	Wells Fargo Advantage Small Cap Value Portfolio
131)	Wells Fargo Advantage Small Company Growth Portfolio
132)	Wells Fargo Advantage Small Company Value Portfolio
133)	Wells Fargo Advantage Stable Income Portfolio
134)	Wells Fargo Advantage Total Return Bond Portfolio